Exhibit 99.1

TORONTO, December 20, 2019

OMERS TO INVEST IN RIVERSTONE UK

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) and OMERS, the pension plan for Ontario’s municipal employees, are pleased to announce that they have entered into an agreement pursuant to which OMERS will acquire a 40% interest in Fairfax’s UK run-off group, RiverStone UK.

The transaction gives RiverStone UK the joint operational expertise of Fairfax and OMERS and the flexibility to raise inexpensive capital, while enabling Fairfax to focus on significant premium growth in the ongoing insurance and reinsurance businesses.  The investment provides RiverStone UK with additional flexibility to raise capital at historically low rates in Europe in order to opportunistically pursue UK run-off transactions.  Luke Tanzer will remain CEO of RiverStone UK post-closing.

“We welcome OMERS’ investment in RiverStone UK and the opportunity it brings to continue to offer the most trusted and effective run-off solutions in the insurance market,” said Luke Tanzer, CEO of Riverstone UK.

“When Nick Bentley and Luke Tanzer expressed their desire to take steps to bring partners into the UK run-off business, OMERS was the natural choice given our past successes together,” said Prem Watsa, Chairman and CEO of Fairfax.  “OMERS’ investment and their ability to work jointly with Luke and his team will provide RiverStone UK with the opportunity to prudently leverage the business and pursue opportunistic transactions.”

“The acquisition of RiverStone UK advances our strategy to make investments that can generate sustainable, stable income and growth,” said Ken Miner, Executive Vice President and Global Head of OMERS Capital Markets.  “We are excited to work with Fairfax to maximize the value of this asset for our members.”

The cash purchase price for the RiverStone UK investment of at least US$560 million, subject to certain book value adjustments at closing, will result in Fairfax recording a gain of approximately US$280 million before tax (an increase in book value per basic share of Fairfax of approximately US$10 before tax on a pro forma basis).

Upon completion of the transaction, Fairfax will deconsolidate the UK run-off group and apply the equity method of accounting for its remaining interest. Fairfax may further monetize its remaining interest in UK run-off in the future although the company also retains the flexibility to repurchase its interest over time.

The transaction remains subject to regulatory approval and is expected to close in the first quarter of 2020.

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

About OMERS

Founded in 1962, OMERS is one of Canada’s largest defined benefit pension plans, with more than $97 billion in net assets as at December 31, 2018.  OMERS invests and administers pensions for more than half a million members through originating and managing a diversified portfolio of investments in public markets, private equity, infrastructure and real estate.  For more information, please visit omers.com.

Contact Information:

Fairfax:

John Varnell
Vice President, Corporate Development
Tel:  (416) 367-4941